UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 14, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2025 (Six months ended September 30, 2025) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2025

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Hanki Hokokusho (scheduled):		November 28, 2025	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		December 5, 2025
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2025 (for the six months ended September 30, 2025)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2025	4,337,537	(5.4)	849,626	13.7	689,947	21.8
1H F2024	4,585,215	8.0	747,079	30.1	566,141	36.1

Note:	Comprehensive Income: 1H F2025: ¥845,578 million, 42.8%; 1H F2024: ¥591,838 million, 6.1%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
1H F2025	276.20	276.20
1H F2024	223.35	223.35

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2025	288,757,081	11,076,007	3.8
Fiscal 2024	283,320,404	10,523,753	3.6

Reference:	Own Capital: As of September 30, 2025: ¥10,995,640 million; As of March 31, 2025: ¥10,442,211 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2024	—	65.00	—	75.00	140.00
Fiscal 2025	—	72.50
Fiscal 2025 (estimate)			—	72.50	145.00

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

3. Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2025	1,130,000	27.6	453.49

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2025: Yes
		Following the result from 1H, MHFG revised Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026).
		Profit Attributable to Owners of Parent: The latest announced estimates: ¥1,020,000 million, Revised estimates: ¥1,130,000 million, Changes from the original estimates: ¥110,000 million, 10.7%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q and 2Q, and the number of outstanding shares during the remainder of the relevant period (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of September 30, 2025).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: No

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2025	2,489,848,594 shares	As of March 31, 2025	2,513,757,794 shares
ii. Period-end treasury stock:	As of September 30, 2025	4,339,630 shares	As of March 31, 2025	4,233,302 shares
iii. Average outstanding shares:	1st Half Fiscal 2025	2,497,975,963 shares	1st Half Fiscal 2024	2,534,759,156 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or an audit firm.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Interim Consolidated Financial Statements and Others	p.1-2
(1) Consolidated Balance Sheets	p.1-2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
(3) Consolidated Statements of Changes in Net Assets	p.1-6
(4) Note for Assumption of Going Concern	p.1-7
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2025

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Friday, November 21, 2025. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2025	As of September 30, 2025
Assets
Cash and Due from Banks	¥72,483,086	¥67,287,879
Call Loans and Bills Bought	688,473	807,153
Receivables under Resale Agreements	28,107,374	29,283,179
Guarantee Deposits Paid under Securities Borrowing Transactions	2,078,999	1,947,582
Monetary Claims Bought	3,932,427	4,480,575
Trading Assets	22,240,796	25,710,230
Money Held in Trust	632,025	755,149
Securities	34,307,574	38,395,250
Loans and Bills Discounted	94,108,757	94,264,066
Foreign Exchanges	2,237,879	2,291,125
Derivatives other than for Trading Assets	3,497,747	4,079,390
Other Assets	7,008,874	6,711,452
Tangible Fixed Assets	1,122,592	1,119,842
Intangible Fixed Assets	808,897	861,951
Net Defined Benefit Asset	758,783	630,260
Deferred Tax Assets	237,630	152,571
Customers’ Liabilities for Acceptances and Guarantees	9,824,242	10,469,462
Allowance for Loan Losses	(755,751)	(490,037)
Allowance for Investment Losses	(5)	(3)

Total Assets	¥283,320,404	¥288,757,081

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2025	As of September 30, 2025
Liabilities
Deposits	¥158,746,762	¥160,362,897
Negotiable Certificates of Deposit	14,398,784	13,767,971
Call Money and Bills Sold	2,745,165	3,185,385
Payables under Repurchase Agreements	38,393,650	35,925,311
Guarantee Deposits Received under Securities Lending Transactions	1,604,389	2,031,700
Commercial Paper	2,138,133	2,245,275
Trading Liabilities	14,290,572	15,501,391
Borrowed Money	4,008,514	4,621,890
Foreign Exchanges	840,486	1,259,088
Short-term Bonds	724,118	722,727
Bonds and Notes	12,877,794	14,090,298
Due to Trust Accounts	950,946	975,398
Derivatives other than for Trading Liabilities	4,566,669	5,202,260
Other Liabilities	6,267,822	6,989,717
Reserve for Bonus Payments	224,246	147,240
Reserve for Variable Compensation	2,226	1,388
Net Defined Benefit Liability	68,259	68,475
Reserve for Director and Corporate Auditor Retirement Benefits	484	417
Reserve for Possible Losses on Sales of Loans	1,266	40
Reserve for Contingencies	22,542	18,232
Reserve for Reimbursement of Deposits	7,146	6,035
Reserve for Reimbursement of Debentures	19,965	16,039
Reserves under Special Laws	4,247	4,244
Deferred Tax Liabilities	21,155	22,900
Deferred Tax Liabilities for Revaluation Reserve for Land	47,059	45,281
Acceptances and Guarantees	9,824,242	10,469,462

Total Liabilities	¥272,796,651	¥277,681,073

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,730
Retained Earnings	6,046,578	6,451,923
Treasury Stock	(9,462)	(11,319)

Total Shareholders’ Equity	9,423,614	9,827,101

Net Unrealized Gains (Losses) on Other Securities	867,697	1,200,477
Deferred Gains (Losses) on Hedges	(465,204)	(587,866)
Revaluation Reserve for Land	98,680	94,820
Foreign Currency Translation Adjustments	398,783	364,091
Remeasurements of Defined Benefit Plans	119,654	98,241
Own Credit Risk Adjustments, Net of Tax	(1,014)	(1,225)

Total Accumulated Other Comprehensive Income	1,018,596	1,168,538

Stock Acquisition Rights	5	5
Non-controlling Interests	81,536	80,362

Total Net Assets	10,523,753	11,076,007

Total Liabilities and Net Assets	¥283,320,404	¥288,757,081

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Ordinary Income	¥4,585,215	¥4,337,537
Interest Income	3,045,939	2,891,300
Interest on Loans and Bills Discounted	1,373,557	1,324,754
Interest and Dividends on Securities	431,507	435,441
Trust Fees	30,291	31,570
Fee and Commission Income	512,874	584,789
Trading Income	558,460	424,618
Other Operating Income	228,699	156,662
Other Ordinary Income	208,950	248,595
Ordinary Expenses	3,838,136	3,487,910
Interest Expenses	2,563,082	2,238,619
Interest on Deposits	874,568	815,178
Fee and Commission Expenses	110,088	117,402
Trading Expenses	—	1,397
Other Operating Expenses	182,395	102,450
General and Administrative Expenses	877,168	966,147
Other Ordinary Expenses	105,401	61,891

Ordinary Profits	747,079	849,626

Extraordinary Gains	49,527	54,228
Extraordinary Losses	5,447	5,138

Profit before Income Taxes	791,158	898,716

Income Taxes:
Current	187,649	204,950
Deferred	35,483	1,187

Total Income Taxes	223,133	206,138

Profit	568,025	692,578

Profit Attributable to Non-controlling Interests	1,884	2,630

Profit Attributable to Owners of Parent	¥566,141	¥689,947

1-4

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Profit	¥568,025	¥692,578
Other Comprehensive Income	23,813	153,000
Net Unrealized Gains (Losses) on Other Securities	18,120	332,513
Deferred Gains (Losses) on Hedges	(6,897)	(122,945)
Foreign Currency Translation Adjustments	18,117	(13,314)
Remeasurements of Defined Benefit Plans	(15,925)	(21,295)
Own Credit Risk Adjustments, Net of Tax	(75)	(210)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	10,474	(21,746)

Comprehensive Income	591,838	845,578

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	588,854	843,748
Comprehensive Income Attributable to Non-controlling Interests	2,983	1,830

1-5

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2024

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(139,610)		(139,610)
Profit Attributable to Owners of Parent			566,141		566,141
Repurchase of Treasury Stock				(2,772)	(2,772)
Disposition of Treasury Stock		1		2,636	2,637
Transfer from Revaluation Reserve for Land			25,315		25,315
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	1	451,846	(136)	451,710

Balance as of the end of the period	2,256,767	1,129,731	5,990,738	(9,539)	9,367,698

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(139,610)
Profit Attributable to Owners of Parent										566,141
Repurchase of Treasury Stock										(2,772)
Disposition of Treasury Stock										2,637
Transfer from Revaluation Reserve for Land										25,315
Net Changes in Items other than Shareholders’ Equity	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	(2,526)

Total Changes during the period	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	449,184

Balance as of the end of the period	947,280	(305,050)	101,564	372,540	198,141	(527)	1,313,948	5	79,667	10,761,319

1-6

Mizuho Financial Group, Inc.

For the six months ended September 30, 2025

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614
Changes during the period
Cash Dividends			(188,463)		(188,463)
Profit Attributable to Owners of Parent			689,947		689,947
Repurchase of Treasury Stock				(103,830)	(103,830)
Disposition of Treasury Stock		1		1,973	1,975
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			3,859		3,859
Transfer from Retained Earnings to Capital Surplus		99,998	(99,998)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	405,345	(1,857)	403,487

Balance as of the end of the period	2,256,767	1,129,730	6,451,923	(11,319)	9,827,101

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753
Changes during the period
Cash Dividends										(188,463)
Profit Attributable to Owners of Parent										689,947
Repurchase of Treasury Stock										(103,830)
Disposition of Treasury Stock										1,975
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										3,859
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	148,767

Total Changes during the period	332,779	(122,662)	(3,859)	(34,692)	(21,413)	(210)	149,941	—	(1,174)	552,254

Balance as of the end of the period	1,200,477	(587,866)	94,820	364,091	98,241	(1,225)	1,168,538	5	80,362	11,076,007

(4) Note for Assumption of Going Concern

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2025

(Six months ended September 30, 2025)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2025	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Allowances for Loan Losses	CON	NON	2-21

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2025

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2025		First Half of Fiscal 2024
			Change
Consolidated Gross Profits	1	1,629,070	108,371	1,520,698
Net Interest Income	2	652,680	169,823	482,856
Trust Fees	3	31,570	1,279	30,291
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	467,387	64,601	402,786
Net Trading Income	6	423,220	(135,240)	558,460
Net Other Operating Income	7	54,212	7,908	46,303
General and Administrative Expenses	8	(966,147)	(88,978)	(877,168)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(16,954)	(5,987)	(10,966)
Losses on Write-offs of Loans	10	(14,221)	(6,269)	(7,952)
Gains on Reversal of Allowances for Loan Losses, and others	11	49,348	23,694	25,653
Net Gains (Losses) related to Stocks	12	130,448	50,492	79,955
Equity in Income from Investments in Affiliates	13	26,680	(1,091)	27,771
Other	14	(2,819)	16,045	(18,865)

Ordinary Profits	15	849,626	102,547	747,079

Net Extraordinary Gains (Losses)	16	49,089	5,009	44,079
Profit before Income Taxes	17	898,716	107,557	791,158
Income Taxes - Current	18	(204,950)	(17,300)	(187,649)
- Deferred	19	(1,187)	34,296	(35,483)
Profit	20	692,578	124,552	568,025
Profit Attributable to Non-controlling Interests	21	(2,630)	(746)	(1,884)

Profit Attributable to Owners of Parent	22	689,947	123,806	566,141

Credit-related Costs (including Credit Costs of Trust Accounts)	23	32,394	17,707	14,686

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9]
+ Gains on Reversal of Allowances for Loan Losses, and others [11] + Credit Costs of Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	685,799	30,066	655,732

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses)
+ Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	253	27	226
Number of affiliates under the equity method	26	27	1	26

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2025				First Half of Fiscal 2024
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	922,041	58,902	980,943	53,081	927,861
Domestic Gross Profits	2	606,709	57,227	663,937	152,566	511,370
Net Interest Income	3	395,983	11,222	407,206	95,391	311,814
Trust Fees	4		31,758	31,758	1,242	30,516
Trust Fees for Jointly Operated Designated Money Trust	5		1,744	1,744	(112)	1,857
Credit Costs of Trust Accounts *(1)	6		—	—	—	—
Net Fee and Commission Income	7	135,308	13,857	149,166	12,470	136,695
Net Trading Income	8	38,776		38,776	31,665	7,110
Net Other Operating Income	9	36,640	389	37,029	11,796	25,233
International Gross Profits	10	315,331	1,674	317,006	(99,484)	416,491
Net Interest Income	11	245,397	1,544	246,941	55,260	191,680
Net Fee and Commission Income	12	62,283	132	62,415	4,122	58,293
Net Trading Income	13	66,180		66,180	(106,945)	173,125
Net Other Operating Income	14	(58,528)	(2)	(58,531)	(51,922)	(6,608)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(467,040)	(41,262)	(508,303)	(22,029)	(486,274)
Expense Ratio	16	50.6%	70.0%	51.8%	(0.5%)	52.4%
Personnel Expenses	17	(166,354)	(21,596)	(187,950)	(3,398)	(184,551)
Non-Personnel Expenses	18	(270,901)	(17,523)	(288,425)	(20,777)	(267,647)
Premium for Deposit Insurance	19	(9,174)	(226)	(9,401)	(604)	(8,796)
Miscellaneous Taxes	20	(29,784)	(2,142)	(31,927)	2,146	(34,074)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	21	455,000	17,639	472,639	31,052	441,586
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *(2)	22	476,797	17,478	494,275	120,989	373,286
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	462,532	17,478	480,011	114,990	365,020

Reversal of (Provision for) General Allowance for Loan Losses	24	—	—	—	—	—

Net Business Profits	25	455,000	17,639	472,639	31,052	441,586
Net Gains (Losses) related to Bonds	26	(21,797)	161	(21,636)	(89,937)	68,300

Net Non-Recurring Gains (Losses)	27	145,839	7,552	153,391	53,977	99,413
Net Gains (Losses) related to Stocks	28	124,107	5,406	129,513	54,207	75,306
Expenses related to Portfolio Problems	29	(16,259)	(6)	(16,266)	(6,257)	(10,009)
Gains on Reversal of Allowances for Loan Losses, and others	30	46,469	516	46,985	22,471	24,514
Other	31	(8,478)	1,636	(6,841)	(16,443)	9,601

Ordinary Profits	32	600,839	25,191	626,030	85,030	541,000

Net Extraordinary Gains (Losses)	33	38,092	11,512	49,604	6,688	42,915
Net Gains (Losses) on Disposition of Fixed Assets	34	7,287	855	8,143	(24,527)	32,671
Losses on Impairment of Fixed Assets	35	(971)	(10)	(981)	(127)	(854)
Gains on Cancellation of Employee Retirement Benefit Trust	36	31,029	7,536	38,566	34,777	3,788
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	—	—	(7,310)	7,310
Profit before Income Taxes	38	638,931	36,703	675,634	91,718	583,916
Income Taxes - Current	39	(151,239)	(10,888)	(162,127)	27,030	(189,158)
- Deferred	40	(1,668)	1,978	310	(23,585)	23,895

Profit	41	486,023	27,793	513,817	95,164	418,653

*(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[22]
=Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	42	30,209	509	30,719	16,214	14,505

Credit-related Costs [42] = Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Allowance for Loan Losses [24] + Gains on Reversal of Allowances for Loan Losses, and others [30] + Credit Costs of Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	43		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	44	3,589	494	4,084	(31,978)	36,062
Losses on Write-offs of Loans	45	(11,269)	3	(11,266)	(9,575)	(1,691)
Reversal of (Provision for) Specific Allowance for Loan Losses	46	17,520	11	17,532	40,958	(23,426)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	47	23,517	—	23,517	17,586	5,930
Reversal of (Provision for) Reserve for Contingencies	48	(1,646)	—	(1,646)	(2,183)	537
Other (including Losses on Sales of Loans)	49	(1,501)	—	(1,501)	1,405	(2,906)
Total	50	30,209	509	30,719	16,214	14,505

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2025		First Half of Fiscal 2024
			Change
Gross Profits	1	922,041	48,097	873,944
Domestic Gross Profits	2	606,709	149,347	457,361
Net Interest Income	3	395,983	95,114	300,869
Net Fee and Commission Income	4	135,308	11,073	124,235
Net Trading Income	5	38,776	31,665	7,110
Net Other Operating Income	6	36,640	11,494	25,146
International Gross Profits	7	315,331	(101,250)	416,582
Net Interest Income	8	245,397	53,729	191,667
Net Fee and Commission Income	9	62,283	3,880	58,403
Net Trading Income	10	66,180	(106,945)	173,125
Net Other Operating Income	11	(58,528)	(51,914)	(6,614)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(467,040)	(24,733)	(442,307)
Expense Ratio	13	50.6%	0.0%	50.6%
Personnel Expenses	14	(166,354)	(3,656)	(162,698)
Non-Personnel Expenses	15	(270,901)	(23,485)	(247,416)
Premium for Deposit Insurance	16	(9,174)	(635)	(8,539)
Miscellaneous Taxes	17	(29,784)	2,408	(32,193)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	18	455,000	23,363	431,636
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *	19	476,797	113,463	363,334
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	462,532	107,464	355,068

Reversal of (Provision for) General Allowance for Loan Losses	21	—	—	—

Net Business Profits	22	455,000	23,363	431,636
Net Gains (Losses) related to Bonds	23	(21,797)	(90,099)	68,302

Net Non-Recurring Gains (Losses)	24	145,839	59,998	85,840
Net Gains (Losses) related to Stocks	25	124,107	58,383	65,724
Expenses related to Portfolio Problems	26	(16,259)	(6,250)	(10,009)
Gains on Reversal of Allowances for Loan Losses, and others	27	46,469	22,133	24,336
Other	28	(8,478)	(14,267)	5,788

Ordinary Profits	29	600,839	83,362	517,476

Net Extraordinary Gains (Losses)	30	38,092	(3,816)	41,908
Net Gains (Losses) on Disposition of Fixed Assets	31	7,287	(25,671)	32,959
Losses on Impairment of Fixed Assets	32	(971)	(117)	(854)
Gains on Cancellation of Employee Retirement Benefit Trust	33	31,029	27,595	3,434
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	—	(6,368)	6,368
Profit before Income Taxes	35	638,931	79,546	559,384
Income Taxes - Current	36	(151,239)	33,096	(184,336)
- Deferred	37	(1,668)	(27,316)	25,648

Profit	38	486,023	85,326	400,696

*  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[19]

      =Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	39	30,209	15,882	14,327

Credit-related Costs [39] = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Allowance for Loan Losses [21] + Gains on Reversal of Allowances for Loan Losses, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Allowance for Loan Losses	40	3,589	(32,476)	36,065
Losses on Write-offs of Loans	41	(11,269)	(9,578)	(1,691)
Reversal of (Provision for) Specific Allowance for Loan Losses	42	17,520	41,128	(23,607)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	43	23,517	17,586	5,930
Reversal of (Provision for) Reserve for Contingencies	44	(1,646)	(2,183)	537
Other (including Losses on Sales of Loans)	45	(1,501)	1,405	(2,906)
Total	46	30,209	15,882	14,327

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2025		First Half of Fiscal 2024
			Change
Gross Profits	1	58,902	4,984	53,917
Domestic Gross Profits	2	57,227	3,219	54,008
Net Interest Income	3	11,222	277	10,945
Trust Fees	4	31,758	1,242	30,516
Trust Fees for Jointly Operated Designated Money Trust	5	1,744	(112)	1,857
Credit Costs of Trust Accounts *(1)	6	—	—	—
Net Fee and Commission Income	7	13,857	1,396	12,460
Net Other Operating Income	8	389	302	86
International Gross Profits	9	1,674	1,765	(91)
Net Interest Income	10	1,544	1,531	13
Net Fee and Commission Income	11	132	242	(110)
Net Other Operating Income	12	(2)	(7)	5
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(41,262)	2,703	(43,966)
Expense Ratio	14	70.0%	(11.4%)	81.5%
Personnel Expenses	15	(21,596)	257	(21,853)
Non-Personnel Expenses	16	(17,523)	2,707	(20,231)
Premium for Deposit Insurance	17	(226)	30	(257)
Miscellaneous Taxes	18	(2,142)	(261)	(1,881)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	19	17,639	7,688	9,950
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *(2)	20	17,478	7,525	9,952
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	17,478	7,525	9,952

Reversal of (Provision for) General Allowance for Loan Losses	22	—	—	—

Net Business Profits	23	17,639	7,688	9,950
Net Gains (Losses) related to Bonds	24	161	162	(1)

Net Non-Recurring Gains (Losses)	25	7,552	(6,020)	13,573
Net Gains (Losses) related to Stocks	26	5,406	(4,176)	9,582
Expenses related to Portfolio Problems	27	(6)	(6)	—
Gains on Reversal of Allowances for Loan Losses, and others	28	516	338	178
Other	29	1,636	(2,175)	3,812

Ordinary Profits	30	25,191	1,667	23,523

Net Extraordinary Gains (Losses)	31	11,512	10,504	1,007
Net Gains (Losses) on Disposition of Fixed Assets	32	855	1,144	(288)
Losses on Impairment of Fixed Assets	33	(10)	(10)	—
Gains on Cancellation of Employee Retirement Benefit Trust	34	7,536	7,182	354
Accumulation (Amortization) of Unrecognized Prior Service Cost	35	—	(941)	941
Profit before Income Taxes	36	36,703	12,172	24,531
Income Taxes - Current	37	(10,888)	(6,066)	(4,822)
- Deferred	38	1,978	3,731	(1,752)

Profit	39	27,793	9,837	17,956

*(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) excludes the amounts of “Credit Costs of Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[20]
=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	40	509	331	178

Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Allowance for Loan Losses [22] + Gains on Reversal of Allowances for Loan Losses, and others [28] + Credit Costs of Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	41	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	42	494	497	(2)
Losses on Write-offs of Loans	43	3	3	0
Reversal of (Provision for) Specific Allowance for Loan Losses	44	11	(169)	180
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	—	—	—
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	509	331	178

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2025		First Half of Fiscal 2024
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.89	0.35	0.53
Return on Loans and Bills Discounted (1)		2	1.24	0.36	0.87
Return on Securities		3	1.16	0.50	0.65
Cost of Funding (including Expenses)		4	0.83	0.27	0.56
Cost of Deposits (including Expenses)		5	0.78	0.21	0.57
Cost of Deposits (2)		6	0.18	0.15	0.02
Cost of Other External Liabilities		7	0.74	0.33	0.41

Net Interest Margin	(1)-(4)	8	0.05	0.08	(0.02)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.45	0.15	0.30
Loan and Deposit Rate Margin	(2)-(6)	10	1.05	0.20	0.84

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	1.27	0.37	0.90
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.48	0.15	0.32
Loan and Deposit Rate Margin	(11)-(6)	13	1.08	0.21	0.87

			(%)
			First Half of Fiscal 2025		First Half of Fiscal 2024
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	1.03	0.40	0.63
Return on Loans and Bills Discounted (1)		15	1.02	0.29	0.73
Return on Securities		16	3.54	0.00	3.54
Cost of Funding		17	0.50	0.33	0.16
Cost of Deposits (2)		18	0.23	0.18	0.04

Net Interest Margin	(14)-(17)	19	0.52	0.06	0.46
Loan and Deposit Rate Margin	(15)-(18)	20	0.78	0.10	0.68

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	1.02	0.29	0.73
Loan and Deposit Rate Margin	(21)-(18)	22	0.78	0.10	0.68

Reference			(%)
			First Half of Fiscal 2025		First Half of Fiscal 2024
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted (1)		23	1.23	0.36	0.87
Cost of Deposits (2)		24	0.18	0.15	0.02

Loan and Deposit Rate Margin	(23)-(24)	25	1.04	0.20	0.84

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.26	0.37	0.89
Loan and Deposit Rate Margin	(26)-(24)	27	1.07	0.21	0.86

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2025				First Half of Fiscal 2024
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	208,976,378	2.26	2,319,388	(0.14)	206,656,989	2.40
Loans and Bills Discounted	92,491,614	2.65	1,197,456	(0.12)	91,294,158	2.78
Securities	35,316,025	2.39	(3,136,149)	0.28	38,452,174	2.10

Source of Funds	209,995,172	1.64	(908,403)	(0.24)	210,903,575	1.88
Deposits	154,265,751	0.99	(113,131)	(0.08)	154,378,883	1.08
NCDs	13,930,535	3.46	2,452,776	(0.38)	11,477,758	3.85

Domestic Operations

Use of Funds	131,553,431	0.89	2,677,569	0.35	128,875,861	0.53
Loans and Bills Discounted	56,320,760	1.22	289,295	0.36	56,031,465	0.86
Securities	16,367,743	1.16	(2,440,761)	0.50	18,808,504	0.65

Source of Funds	131,469,372	0.29	(649,236)	0.22	132,118,608	0.06
Deposits	115,547,261	0.17	(930,100)	0.15	116,477,361	0.02
NCDs	2,803,221	0.39	(152,533)	0.35	2,955,755	0.04

International Operations

Use of Funds	78,721,796	4.54	53,023	(0.89)	78,668,773	5.44
Loans and Bills Discounted	36,170,853	4.88	908,160	(0.95)	35,262,693	5.84
Securities	18,948,282	3.46	(695,387)	(0.03)	19,643,670	3.49

Source of Funds	79,824,650	3.87	152,037	(1.02)	79,672,613	4.89
Deposits	38,718,490	3.43	816,968	(0.90)	37,901,522	4.34
NCDs	11,127,313	4.23	2,605,310	(0.93)	8,522,003	5.16

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2025				First Half of Fiscal 2024
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	4,025,984	1.11	(621,795)	0.47	4,647,779	0.64
Loans and Bills Discounted	2,502,252	1.04	(310,458)	0.29	2,812,710	0.75
Securities	264,386	4.57	88,730	1.20	175,656	3.37

Source of Funds	3,788,781	0.51	(654,518)	0.33	4,443,300	0.18
Deposits	1,776,365	0.23	(869,680)	0.18	2,646,045	0.04
NCDs	224,180	0.27	(84,018)	0.19	308,199	0.08

Domestic Operations

Use of Funds	4,018,026	1.03	(617,542)	0.40	4,635,568	0.63
Loans and Bills Discounted	2,488,748	1.03	(305,704)	0.29	2,794,452	0.73
Securities	256,298	3.54	88,958	0.00	167,340	3.54

Source of Funds	3,780,217	0.50	(650,533)	0.33	4,430,750	0.16
Deposits	1,774,515	0.23	(868,982)	0.18	2,643,497	0.04
NCDs	224,180	0.27	(84,018)	0.19	308,199	0.08

International Operations

Use of Funds	30,005	11.53	(5,009)	9.78	35,014	1.75
Loans and Bills Discounted	13,503	3.34	(4,753)	0.00	18,257	3.33
Securities	8,088	37.19	(228)	37.19	8,316	—

Source of Funds	30,612	1.24	(4,741)	(0.41)	35,353	1.65
Deposits	1,850	0.08	(697)	0.05	2,548	0.03
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(17,421)	(84,876)	67,454
Gains on Sales and Others	49,870	(42,479)	92,349
Losses on Sales and Others	(65,850)	(36,453)	(29,397)
Impairment (Devaluation)	(222)	136	(359)
Reversal of (Provision for) Allowance for Investment Losses	—	0	(0)
Gains (Losses) on Derivatives other than for Trading	(1,219)	(6,081)	4,861

	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	130,448	50,492	79,955
Gains on Sales	153,428	1,383	152,045
Losses on Sales	(13,596)	51,980	(65,576)
Impairment (Devaluation)	(5,310)	(1,926)	(3,383)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,073)	(944)	(3,128)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(21,636)	(89,937)	68,300
Gains on Sales and Others	48,394	(43,986)	92,380
Losses on Sales and Others	(68,589)	(40,006)	(28,582)
Impairment (Devaluation)	(222)	136	(359)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,219)	(6,081)	4,861

	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	129,513	54,207	75,306
Gains on Sales	145,344	3,079	142,264
Losses on Sales	(9,487)	52,752	(62,239)
Impairment (Devaluation)	(2,269)	(680)	(1,589)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,073)	(944)	(3,128)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(21,797)	(90,099)	68,302
Gains on Sales and Others	48,226	(44,154)	92,380
Losses on Sales and Others	(68,581)	(40,000)	(28,581)
Impairment (Devaluation)	(222)	136	(359)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,219)	(6,081)	4,861

	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	124,107	58,383	65,724
Gains on Sales	139,807	7,224	132,582
Losses on Sales	(9,359)	52,812	(62,172)
Impairment (Devaluation)	(2,266)	(709)	(1,557)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,073)	(944)	(3,128)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	161	162	(1)
Gains on Sales and Others	168	168	—
Losses on Sales and Others	(7)	(5)	(1)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	First Half of Fiscal 2025		First Half of Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	5,406	(4,176)	9,582
Gains on Sales	5,536	(4,144)	9,681
Losses on Sales	(127)	(59)	(67)
Impairment (Devaluation)	(3)	28	(31)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	32,394,328	1,722,284	2,254,464	532,180	28,315,442	1,244,399	1,851,895	607,496
Japanese Stocks	2,943,420	2,153,059	2,156,179	3,120	2,602,868	1,785,453	1,791,933	6,480
Japanese Bonds	13,590,063	(110,303)	7,401	117,705	11,250,832	(79,654)	7,249	86,903
Japanese Government Bonds	10,992,499	(46,358)	533	46,891	8,370,439	(18,664)	64	18,728
Other	15,860,844	(320,470)	90,884	411,354	14,461,741	(461,398)	52,713	514,112
Foreign Bonds	13,210,043	(318,152)	27,875	346,028	12,116,540	(384,921)	18,368	403,290

•  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

•  Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of September 30, 2025 and March 31, 2025 are ¥(63,848) million (Foreign Bonds ¥(13,584) million and Japanese Government Bonds ¥858 million) and ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975 million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of September 30, 2025 and March 31, 2025 are ¥1,658,436 million (Foreign Bonds ¥(331,737) million and Japanese Government Bonds ¥(45,499) million) and ¥1,277,928 million (Foreign Bonds ¥(345,206) million and Japanese Government Bonds ¥(17,688) million), respectively.

•  Unrealized Gains/Losses on Other Securities as of September 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,168,170	(125,634)	35,751	161,386	4,183,129	(155,748)	23,297	179,045

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	31,467,740	1,643,293	2,173,479	530,185	27,411,717	1,172,231	1,775,925	603,694
Japanese Stocks	2,850,413	2,075,790	2,078,128	2,337	2,516,624	1,713,916	1,719,812	5,896
Japanese Bonds	13,533,087	(109,885)	7,401	117,286	11,193,302	(78,786)	7,249	86,035
Japanese Government Bonds	10,981,344	(46,358)	533	46,891	8,359,271	(18,664)	64	18,728
Other	15,084,239	(322,611)	87,949	410,561	13,701,790	(462,898)	48,863	511,761
Foreign Bonds	12,598,794	(319,218)	26,036	345,254	11,465,424	(386,209)	15,035	401,245

Mizuho Bank
Other Securities	31,159,664	1,524,032	2,053,479	529,446	27,108,684	1,074,796	1,677,413	602,617
Japanese Stocks	2,684,216	1,956,168	1,958,242	2,073	2,370,411	1,616,347	1,621,572	5,225
Japanese Bonds	13,395,198	(109,566)	7,326	116,893	11,040,790	(78,566)	7,101	85,667
Japanese Government Bonds	10,881,434	(46,352)	533	46,885	8,260,550	(18,643)	64	18,707
Other	15,080,250	(322,569)	87,910	410,479	13,697,483	(462,984)	48,739	511,724
Foreign Bonds	12,598,794	(319,218)	26,036	345,254	11,465,424	(386,209)	15,035	401,245

Mizuho Trust & Banking
Other Securities	308,075	119,261	120,000	739	303,032	97,434	98,511	1,077
Japanese Stocks	166,197	119,621	119,885	263	146,213	97,568	98,239	671
Japanese Bonds	137,889	(318)	74	393	152,511	(220)	147	368
Japanese Government Bonds	99,910	(5)	—	5	98,720	(21)	—	21
Other	3,989	(42)	39	81	4,307	86	123	37
Foreign Bonds	—	—	—	—	—	—	—	—

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
•

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of September 30, 2025 and March 31, 2025 are ¥(63,848) million (Foreign Bonds ¥(13,584) million and Japanese Government Bonds ¥858 million) and ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of September 30, 2025 and March 31, 2025 are ¥1,579,445 million (Foreign Bonds ¥(332,802) million and Japanese Government Bonds ¥(45,494) million) and ¥1,205,759 million (Foreign Bonds ¥(346,494) million and Japanese Government Bonds ¥(17,667) million), respectively.

•

Unrealized Gains/Losses on Other Securities as of September 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2025				As of March 31, 2025
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	4,168,170	(125,634)	35,751	161,386	4,183,129	(155,748)	23,297	179,045
Mizuho Bank	4,168,170	(125,634)	35,751	161,386	4,183,129	(155,748)	23,297	179,045
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2025				As of March 31, 2025
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	413,598	413,598	—	106,131	276,514	276,514	—
Mizuho Bank	106,131	413,598	413,598	—	106,131	276,514	276,514	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2025		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,688,697	478,346	1,210,350
Japanese Stocks	2,118,391	369,833	1,748,558
Japanese Bonds	(110,303)	(30,649)	(79,654)
Japanese Government Bonds	(46,358)	(27,693)	(18,664)
Other	(319,390)	139,162	(458,553)
Foreign Bonds	(317,073)	65,003	(382,076)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2025		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,609,400	473,289	1,136,110
Japanese Stocks	2,041,897	364,101	1,677,795
Japanese Bonds	(109,885)	(31,098)	(78,786)
Japanese Government Bonds	(46,358)	(27,693)	(18,664)
Other	(322,611)	140,286	(462,898)
Foreign Bonds	(319,218)	66,991	(386,209)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2025				Change				Maturity as of March 31, 2025
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	5,741.3	6,579.7	1,312.8	409.9	(1,098.3)	3,130.6	326.5	13.6	6,839.6	3,449.0	986.3	396.3
Japanese Government Bonds	5,169.5	5,280.6	957.4	20.0	(982.6)	3,226.5	387.9	20.0	6,152.2	2,054.1	569.5	—
Japanese Local Government Bonds	55.9	289.8	194.7	5.0	(5.8)	38.3	(56.9)	(2.5)	61.8	251.4	251.6	7.5
Japanese Corporate Bonds	515.7	1,009.3	160.7	384.9	(109.7)	(134.2)	(4.3)	(3.8)	625.5	1,143.5	165.1	388.8
Other	5,078.9	4,106.5	1,546.1	7,215.0	2,096.1	(548.3)	17.4	(206.2)	2,982.8	4,654.8	1,528.7	7,421.2

Mizuho Bank

Japanese Bonds	5,638.4	6,544.4	1,312.7	409.9	(1,095.6)	3,142.4	326.5	13.6	6,734.0	3,402.0	986.2	396.3
Japanese Government Bonds	5,069.5	5,280.6	957.4	20.0	(983.8)	3,226.5	387.9	20.0	6,053.4	2,054.1	569.5	—
Japanese Local Government Bonds	55.9	289.8	194.7	5.0	(5.8)	38.3	(56.9)	(2.5)	61.8	251.4	251.6	7.5
Japanese Corporate Bonds	512.8	974.0	160.6	384.9	(105.8)	(122.4)	(4.3)	(3.8)	618.7	1,096.4	165.0	388.8
Other	5,077.6	4,098.4	1,540.3	7,215.0	2,096.2	(548.6)	13.7	(206.2)	2,981.3	4,647.1	1,526.6	7,421.2

Mizuho Trust & Banking

Japanese Bonds	102.9	35.2	0.1	—	(2.7)	(11.7)	—	—	105.6	47.0	0.1	—
Japanese Government Bonds	100.0	—	—	—	1.2	—	—	—	98.8	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	2.9	35.2	0.1	—	(3.9)	(11.7)	—	—	6.8	47.0	0.1	—
Other	1.2	8.0	5.7	—	(0.1)	0.3	3.6	—	1.4	7.7	2.0	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	872,630	(79,024)	951,654
Discount Rate (%)		0.79~2.88		0.14~2.08

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,484,297	(166,320)	1,650,618
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(162,800)	122,397	(285,198)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	448,866	35,101	413,764

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	763,041	(69,990)	833,031
Discount Rate (%)		0.79~2.88		0.14~2.08

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,274,208	(116,401)	1,390,609
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(135,521)	86,054	(221,576)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	375,645	39,643	336,001

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	109,589	(9,034)	118,623
Discount Rate (%)		0.79~2.88		0.14~2.08

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	210,089	(49,919)	260,008
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(27,279)	36,342	(63,621)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	73,221	(4,542)	77,763

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Service Cost	(5,148)	1,406	(6,554)
Interest Cost	(7,143)	(2,089)	(5,054)
Expected Return on Plan Assets	13,201	457	12,743
Accumulation (Amortization) of Unrecognized Actuarial Differences	8,791	(10,100)	18,891
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(7,310)	7,310
Gains on Cancellation of Employee Retirement Benefit Trust	38,566	34,777	3,788
Other	(4,428)	(1,740)	(2,687)

Total	43,838	15,400	28,438

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Service Cost	(4,342)	1,194	(5,536)
Interest Cost	(6,266)	(1,824)	(4,441)
Expected Return on Plan Assets	11,585	569	11,016
Accumulation (Amortization) of Unrecognized Actuarial Differences	6,983	(7,678)	14,661
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(6,368)	6,368
Gains on Cancellation of Employee Retirement Benefit Trust	31,029	27,595	3,434
Other	(3,774)	(1,473)	(2,300)

Total	35,215	12,013	23,201

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Service Cost	(805)	212	(1,018)
Interest Cost	(877)	(264)	(612)
Expected Return on Plan Assets	1,615	(111)	1,727
Accumulation (Amortization) of Unrecognized Actuarial Differences	1,808	(2,422)	4,230
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(941)	941
Gains on Cancellation of Employee Retirement Benefit Trust	7,536	7,182	354
Other	(653)	(267)	(386)

Total	8,623	3,386	5,236

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,068,287	(82,192)	1,150,480
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,758,811	(171,635)	1,930,446
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(173,478)	131,111	(304,590)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	758,783	(88,333)	847,116
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	68,259	1,108	67,151
Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		First Half of Fiscal 2025	Change	First Half of Fiscal 2024
Service Cost		(8,898)	1,874	(10,773)
Interest Cost		(8,378)	(2,514)	(5,864)
Expected Return on Plan Assets		15,469	421	15,048
Accumulation (Amortization) of Unrecognized Actuarial Differences		8,962	(10,617)	19,579
Accumulation (Amortization) of Unrecognized Prior Service Cost		11	(9,015)	9,026
Gains on Cancellation of Employee Retirement Benefit Trust		38,566	34,777	3,788
Other		(12,917)	(4,157)	(8,759)

Total		32,815	10,769	22,046

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses), except for a portion thereof.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2025 (Preliminary)	Change	As of March 31, 2025
(1) Total Capital Ratio	18.41	0.66	17.75
(2) Tier 1 Capital Ratio	16.55	0.90	15.65
(3) Common Equity Tier 1 Capital Ratio	13.70	0.47	13.23
(4) Total Capital	13,662.3	906.5	12,755.7
(5) Tier 1 Capital	12,287.4	1,039.1	11,248.2
(6) Common Equity Tier 1 Capital	10,166.2	659.9	9,506.2
(7) Risk weighted Assets	74,205.0	2,360.6	71,844.4
(8) Total Required Capital (7) X8%	5,936.4	188.8	5,747.5

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2025 (Preliminary)	Change	As of March 31, 2025	As of September 30, 2025 (Preliminary)
(1) Total Capital Ratio	17.50	1.23	16.27	16.77
(2) Tier 1 Capital Ratio	15.48	1.42	14.06	14.58
(3) Common Equity Tier 1 Capital Ratio	12.34	0.92	11.42	11.15
(4) Total Capital	11,836.9	1,118.1	10,718.8	10,347.5
(5) Tier 1 Capital	10,473.0	1,205.6	9,267.3	8,993.6
(6) Common Equity Tier 1 Capital	8,350.9	821.8	7,529.0	6,882.1
(7) Risk weighted Assets	67,632.6	1,753.2	65,879.4	61,680.1
(8) Total Required Capital (7) X8%	5,410.6	140.2	5,270.3	4,934.4

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2025 (Preliminary)	Change	As of March 31, 2025	As of September 30, 2025 (Preliminary)
(1) Total Capital Ratio	34.58	2.98	31.60	34.44
(2) Tier 1 Capital Ratio	34.58	2.98	31.60	34.44
(3) Common Equity Tier 1 Capital Ratio	34.57	2.97	31.60	34.44
(4) Total Capital	549.8	55.8	493.9	512.0
(5) Tier 1 Capital	549.7	55.8	493.8	512.0
(6) Common Equity Tier 1 Capital	549.7	55.8	493.8	512.0
(7) Risk weighted Assets	1,589.6	27.0	1,562.5	1,486.3
(8) Total Required Capital (7) X8%	127.1	2.1	125.0	118.9

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	43,699	11,215	32,484
Claims with Collection Risk	318,516	(257,684)	576,200
Claims for Special Attention	430,465	(8,160)	438,626
Loans Past Due for 3 Months or More	584	313	271
Restructured Loans	429,881	(8,474)	438,355
Sub-total[1]	792,681	(254,629)	1,047,311
Normal Claims	107,911,422	1,481,261	106,430,161

Total[2]	108,704,104	1,226,631	107,477,473

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	319,626	223,676	95,949

	(%)
NPL ratio[1]/[2]	0.72	(0.24)	0.97

Trust Account

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	1,085	(306)	1,392

Total[4]	1,085	(306)	1,392

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	43,699	11,215	32,484
Claims with Collection Risk	318,516	(257,684)	576,200
Claims for Special Attention	430,465	(8,160)	438,626
Loans Past Due for 3 Months or More	584	313	271
Restructured Loans	429,881	(8,474)	438,355
Sub-total[5]	792,681	(254,629)	1,047,311
Normal Claims	107,912,508	1,480,954	106,431,553

Total[6]	108,705,190	1,226,324	107,478,865

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	319,626	223,676	95,949

	(%)
NPL ratio[5]/[6]	0.72	(0.24)	0.97

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	33,809	11,580	22,229
Claims with Collection Risk	307,702	(261,668)	569,370
Claims for Special Attention	419,704	(7,254)	426,959
Loans Past Due for 3 Months or More	584	313	271
Restructured Loans	419,119	(7,568)	426,688
Sub-total[1]	761,216	(257,343)	1,018,559
Normal Claims	109,110,837	1,052,050	108,058,786

Total[2]	109,872,053	794,707	109,077,346

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	317,271	223,259	94,011

	(%)
NPL ratio[1]/[2]	0.69	(0.24)	0.93

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	33,769	11,617	22,151
Claims with Collection Risk	303,360	(258,434)	561,794
Claims for Special Attention	413,527	(5,936)	419,464
Loans Past Due for 3 Months or More	584	313	271
Restructured Loans	412,943	(6,249)	419,192
Sub-total[3]	750,658	(252,752)	1,003,410
Normal Claims	106,639,265	1,160,298	105,478,966

Total[4]	107,389,923	907,546	106,482,377

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	317,058	223,281	93,777

	(%)
NPL ratio[3]/[4]	0.69	(0.24)	0.94

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	40	(37)	78
Claims with Collection Risk	4,341	(3,234)	7,575
Claims for Special Attention	6,176	(1,318)	7,495
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	6,176	(1,318)	7,495
Sub-total[5]	10,558	(4,590)	15,148
Normal Claims	2,470,486	(107,941)	2,578,427

Total[6]	2,481,044	(112,531)	2,593,576

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	212	(21)	233

	(%)
NPL ratio[5]/[6]	0.42	(0.15)	0.58

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	1,085	(306)	1,392

Total[8]	1,085	(306)	1,392

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

2. Status of Allowances for Loan Losses

Consolidated

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Allowances for Loan Losses	490,037	(265,713)	755,751
General Allowance for Loan Losses	329,537	(6,747)	336,285
Specific Allowance for Loan Losses	157,937	(237,189)	395,127
Allowance for Loan Losses to Restructuring Countries	2,562	(21,776)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	322,250	226,032	96,218

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Allowances for Loan Losses	463,957	(262,211)	726,169
General Allowance for Loan Losses	316,632	(4,084)	320,716
Specific Allowance for Loan Losses	144,763	(236,350)	381,113
Allowance for Loan Losses to Restructuring Countries	2,562	(21,776)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	319,577	225,566	94,011

Mizuho Bank

Allowances for Loan Losses	458,473	(260,796)	719,269
General Allowance for Loan Losses	311,276	(3,589)	314,866
Specific Allowance for Loan Losses	144,634	(235,430)	380,064
Allowance for Loan Losses to Restructuring Countries	2,562	(21,776)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	319,365	225,588	93,777

Mizuho Trust & Banking

Allowances for Loan Losses	5,484	(1,415)	6,899
General Allowance for Loan Losses	5,355	(494)	5,850
Specific Allowance for Loan Losses	128	(920)	1,049
Allowance for Loan Losses to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	212	(21)	233

Allowance for Entrusted Loan Losses (¥3 million and ¥4 million for September 30, 2025 and March 31, 2025, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of September 30, 2025	Change	As of March 31, 2025
Mizuho Financial Group	61.82	(10.34)	72.16
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2025	Change	As of March 31, 2025
Total	60.94	(10.34)	71.29
Mizuho Bank	61.07	(10.60)	71.68
Mizuho Trust & Banking (Banking Account)	51.94	6.39	45.54

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2025	Change	As of March 31, 2025

Claims against Bankrupt and Substantially Bankrupt Obligors	33.8	11.5	22.2
Collateral, Guarantees, and equivalent	21.9	0.5	21.4
Allowance for Losses	11.8	11.0	0.7
Claims with Collection Risk	307.7	(261.6)	569.3
Collateral, Guarantees, and equivalent	116.3	(18.2)	134.5
Allowance for Losses	132.9	(247.3)	380.3
Claims for Special Attention	419.7	(7.2)	426.9
Collateral, Guarantees, and equivalent	124.7	7.1	117.6
Allowance for Losses	97.5	(5.2)	102.8
Total	761.2	(257.3)	1,018.5
Collateral, Guarantees, and equivalent	263.1	(10.5)	273.6
Allowance for Losses	242.3	(241.6)	483.9

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	33.7	11.6	22.1
Collateral, Guarantees, and equivalent	21.9	0.5	21.3
Allowance for Losses	11.8	11.0	0.7
Claims with Collection Risk	303.3	(258.4)	561.7
Collateral, Guarantees, and equivalent	112.1	(17.4)	129.6
Allowance for Losses	132.8	(246.4)	379.2
Claims for Special Attention	413.5	(5.9)	419.4
Collateral, Guarantees, and equivalent	124.1	8.7	115.3
Allowance for Losses	96.6	(5.3)	101.9
Total	750.6	(252.7)	1,003.4
Collateral, Guarantees, and equivalent	258.2	(8.1)	266.3
Allowance for Losses	241.2	(240.7)	482.0

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0
Allowance for Losses	—	—	—
Claims with Collection Risk	4.3	(3.2)	7.5
Collateral, Guarantees, and equivalent	4.1	(0.7)	4.9
Allowance for Losses	0.1	(0.9)	1.0
Claims for Special Attention	6.1	(1.3)	7.4
Collateral, Guarantees, and equivalent	0.6	(1.6)	2.3
Allowance for Losses	0.9	0.0	0.9
Total	10.5	(4.5)	15.1
Collateral, Guarantees, and equivalent	4.8	(2.4)	7.3
Allowance for Losses	1.0	(0.8)	1.9

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2025	Change	As of March 31, 2025

Coverage Amount	505.4	(252.2)	757.6
Allowances for Loan Losses	242.3	(241.6)	483.9
Collateral, Guarantees, and equivalent	263.1	(10.5)	273.6

	(%)
Coverage Ratio	66.3	(7.9)	74.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.0	(9.4)	90.4
Claims for Special Attention	52.9	1.3	51.6
Claims against Special Attention Obligors	53.4	1.7	51.7

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.4	(18.0)	87.4
Claims for Special Attention	33.0	(0.1)	33.2
Claims against Special Attention Obligors	32.5	0.2	32.2

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	22.43	(0.53)	22.97
Claims against Watch Obligors excluding Special Attention Obligors	3.04	0.01	3.03
Claims against Normal Obligors	0.14	0.00	0.14

Mizuho Bank

	(Billions of yen)
Coverage Amount	499.4	(248.9)	748.3
Allowances for Loan Losses	241.2	(240.7)	482.0
Collateral, Guarantees, and equivalent	258.2	(8.1)	266.3

	(%)
Coverage Ratio	66.5	(8.0)	74.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.7	(9.8)	90.5
Claims for Special Attention	53.3	1.5	51.8
Claims against Special Attention Obligors	53.8	1.5	52.3

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.4	(18.2)	87.7
Claims for Special Attention	33.3	(0.1)	33.5
Claims against Special Attention Obligors	32.8	0.0	32.7

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	22.53	(0.68)	23.22
Claims against Watch Obligors excluding Special Attention Obligors	3.02	(0.00)	3.03
Claims against Normal Obligors	0.14	0.00	0.14

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2025	Change	As of March 31, 2025

Coverage Amount	5.9	(3.3)	9.2
Allowances for Loan Losses	1.0	(0.8)	1.9
Collateral, Guarantees, and equivalent	4.8	(2.4)	7.3

	(%)
Coverage Ratio	56.5	(4.7)	61.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	98.6	19.7	78.9
Claims for Special Attention	26.6	(16.4)	43.0
Claims against Special Attention Obligors	25.4	(6.0)	31.4

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	66.8	27.3	39.4
Claims for Special Attention	17.3	(0.0)	17.4
Claims against Special Attention Obligors	17.3	(0.0)	17.3

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	15.69	1.26	14.43
Claims against Watch Obligors excluding Special Attention Obligors	4.98	3.28	1.70
Claims against Normal Obligors	0.14	0.00	0.14

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.
SELF-ASSESSMENT
Categorization
Obligor
Non-Categorization
Category II
Category III
Category IV
Bankrupt and Substantially Bankrupt Obligors 33.8
33.8
Collateral, Guarantees, etc.: 21.9
Allowances for Losses : 11.8
Allowance Coverage Ratio 100%
Direct Write-offs
Intensive Control Obligors 307.7
249.2
58.4
Collateral, Guarantees, etc.: 116.3
Allowances for Losses : 132.9
Allowance Coverage Ratio 69.4%
Amounts for allowances are recorded under Non-Categorization
Watch Obligors
Claims for Special Attention 419.7
Allowance Coverage Ratio against Uncovered Portion 33.0%
Collateral, Guarantees, etc.: 124.7
Allowances for Losses : 97.5
Special Attention Obligors
Other Watch Obligors
Normal Obligors
Total 109,870.9
2.
Status of Non Performing Loans based on the Banking Act ("BA") and the Financial Reconstruction Act ("FRA")
Claims against Bankrupt and Substantially Bankrupt Obligors
33.8
Coverage Ratio 100%
Claims with Collection Risk
307.7
Coverage Ratio 81.0%
Claims for Special Attention (Notes)
419.7
Coverage Ratio 52.9%
Loans Past Due for 3 Months or More
0.5
Restructured Loans
419.1
Total Coverage Ratio 66.3%
Claims against Special Attention Obligors
- Coverage Ratio: 53.4%
- Allowance Coverage Ratio for Uncovered Portion: 32.5%
- Allowance Coverage Ratio against Total Amount of Claims: 22.4%
Allowance Coverage Ratio against Total Amount of Claims
• Other Watch Obligors: 3.04%
• Normal Obligors: 0.14%
Total 761.2

Notes:	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025	As of September 30, 2025
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	34.0	15.9	9.3	18.2	0.0	18.3	8.9
Claims with Collection Risk	658.4	499.8	398.6	125.6	4.2	129.8	(268.7)
Amount Categorized as above up to Fiscal 2022	692.5	515.7	408.0	143.9	4.2	148.2	(259.8)
of which the amount which was in the process of being removed from the balance sheet	30.5	15.3	9.1	18.0	0.0	18.1	8.9
Claims against Bankrupt and Substantially Bankrupt Obligors		10.7	3.8	3.3	—	3.3	(0.5)
Claims with Collection Risk		208.7	64.7	57.8	0.0	57.9	(6.8)
Amount Newly Categorized as above during Fiscal 2023		219.5	68.5	61.1	0.0	61.2	(7.3)
of which the amount which was in the process of being removed from the balance sheet		9.4	2.9	2.5	—	2.5	(0.4)
Claims against Bankrupt and Substantially Bankrupt Obligors			9.0	3.8	—	3.8	(5.1)
Claims with Collection Risk			105.9	67.9	0.0	67.9	(37.9)
Amount Newly Categorized as above during Fiscal 2024			115.0	71.8	0.0	71.8	(43.1)
of which the amount which was in the process of being removed from the balance sheet			5.8	3.4	—	3.4	(2.3)
Claims against Bankrupt and Substantially Bankrupt Obligors				8.3	—	8.3	8.3
Claims with Collection Risk				51.8	0.0	51.9	51.9
Amount Newly Categorized as above during the First Half of Fiscal 2025				60.1	0.0	60.2	60.2
of which the amount which was in the process of being removed from the balance sheet				3.8	—	3.8	3.8
Claims against Bankrupt and Substantially Bankrupt Obligors	34.0	26.6	22.2	33.7	0.0	33.8	11.5
Claims with Collection Risk	658.4	708.6	569.3	303.3	4.3	307.7	(261.6)
Total	692.5	735.3	591.6	337.1	4.3	341.5	(250.0)
of which the amount which was in the process of being removed from the balance sheet	30.5	24.7	17.9	27.9	0.0	28.0	10.0

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2025

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(1.0)	(1.0)	—
Restructuring	(1.3)	(1.3)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(12.1)	(9.6)	(2.4)
Direct Write-off	(222.7)	(222.7)	0.0
Other	(73.0)	(72.2)	(0.8)
Debt recovery	(27.9)	(27.2)	(0.6)
Improvement in Business Performance	(45.1)	(44.9)	(0.1)

Total	(310.3)	(307.0)	(3.3)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2025		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	63,256.9	(1,082.3)	64,339.3
Manufacturing	10,062.8	(246.8)	10,309.7
Agriculture & Forestry	50.2	1.2	48.9
Fishery	12.2	(0.6)	12.9
Mining, Quarrying Industry & Gravel Extraction Industry	147.9	(12.3)	160.3
Construction	1,051.5	(3.6)	1,055.1
Utilities	3,197.9	0.6	3,197.3
Communication	1,408.0	237.2	1,170.7
Transportation & Postal Industry	2,275.3	8.4	2,266.9
Wholesale & Retail	4,902.4	22.8	4,879.6
Finance & Insurance	9,122.0	(198.1)	9,320.1
Real Estate	12,638.9	191.2	12,447.6
Commodity Lease	3,627.8	384.3	3,243.4
Service Industries	3,006.2	(14.4)	3,020.7
Local Governments	340.8	(28.1)	368.9
Governments	1,275.5	(1,707.2)	2,982.7
Other	10,136.9	283.0	9,853.9
Overseas Total (including Loans Booked Offshore)	31,497.1	1,162.1	30,335.0
Governments	253.4	(39.6)	293.0
Financial Institutions	13,810.6	32.8	13,777.7
Other	17,433.1	1,168.9	16,264.2

Total	94,754.1	79.7	94,674.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2025: ¥265.0 billion (from MHBK)
As of March 31, 2025: ¥530.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-28

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2025		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	60,223.6	(1,056.5)	61,280.1
Manufacturing	9,784.0	(206.6)	9,990.7
Agriculture & Forestry	50.2	1.2	48.9
Fishery	12.2	(0.6)	12.9
Mining, Quarrying Industry & Gravel Extraction Industry	147.0	(12.2)	159.2
Construction	997.3	(10.1)	1,007.5
Utilities	3,002.1	19.5	2,982.6
Communication	1,355.6	222.6	1,133.0
Transportation & Postal Industry	2,158.9	18.0	2,140.8
Wholesale & Retail	4,797.9	18.7	4,779.1
Finance & Insurance	8,607.3	(253.8)	8,861.2
Real Estate	11,332.4	230.1	11,102.3
Commodity Lease	3,435.1	370.6	3,064.5
Service Industries	2,989.7	(7.1)	2,996.8
Local Governments	340.8	(27.9)	368.7
Governments	1,275.5	(1,707.2)	2,982.7
Other	9,936.9	288.4	9,648.5
Overseas Total (including Loans Booked Offshore)	31,497.1	1,162.1	30,335.0
Governments	253.4	(39.6)	293.0
Financial Institutions	13,810.6	32.8	13,777.7
Other	17,433.1	1,168.9	16,264.2

Total	91,720.8	105.5	91,615.2

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	3,033.3	(25.8)	3,059.1
Manufacturing	278.8	(40.1)	319.0
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.9	(0.1)	1.0
Construction	54.1	6.5	47.6
Utilities	195.7	(18.8)	214.6
Communication	52.4	14.6	37.7
Transportation & Postal Industry	116.3	(9.6)	126.0
Wholesale & Retail	104.4	4.0	100.4
Finance & Insurance	514.6	55.7	458.8
Real Estate	1,306.4	(38.8)	1,345.2
Commodity Lease	192.6	13.7	178.8
Service Industries	16.5	(7.2)	23.8
Local Governments	—	(0.2)	0.2
Governments	—	—	—
Other	200.0	(5.3)	205.4
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,033.3	(25.8)	3,059.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2025				As of March 31, 2025
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Change		Non Performing Loans based on the BA and the FRA	Coverage Ratio
			Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	690.2	65.0	(247.9)	(8.7)	938.2	73.8
Manufacturing	364.9	63.3	(245.3)	(12.8)	610.3	76.2
Agriculture & Forestry	7.7	85.5	4.4	9.2	3.2	76.3
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	0.0	—	—	—
Construction	3.2	77.8	0.1	(4.3)	3.0	82.1
Utilities	3.8	63.9	2.7	(4.8)	1.0	68.7
Communication	12.8	55.7	1.1	(3.6)	11.7	59.3
Transportation & Postal Industry	8.3	77.8	(3.4)	0.4	11.8	77.4
Wholesale & Retail	119.3	54.2	8.1	(1.7)	111.2	55.9
Finance & Insurance	12.8	51.8	(1.0)	(3.0)	13.9	54.8
Real Estate	22.2	84.8	(4.0)	(2.0)	26.3	86.8
Commodity Lease	0.2	72.3	(0.0)	0.8	0.2	71.5
Service Industries	86.5	63.6	(8.7)	(3.5)	95.2	67.2
Local Governments	—	—	—	—	—	—
Other	47.8	97.4	(1.9)	0.3	49.8	97.1
Overseas Total (including Loans Booked Offshore)	70.9	79.6	(9.3)	(1.2)	80.3	80.8
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	70.9	79.6	(9.3)	(1.2)	80.3	80.8

Total	761.2	66.3	(257.3)	(7.9)	1,018.5	74.3

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2025		As of March 31, 2025
		Change
Housing and Consumer Loans	7,257.3	(82.1)	7,339.5
Housing Loans for owner’s residential housing	6,817.3	(73.4)	6,890.7

Mizuho Bank

Housing and Consumer Loans	7,227.7	(79.3)	7,307.1
Housing Loans	6,858.4	(77.0)	6,935.5
for owner’s residential housing	6,789.0	(70.8)	6,859.8
Consumer loans	369.2	(2.2)	371.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	29.6	(2.8)	32.4
Housing Loans for owner’s residential housing	28.2	(2.6)	30.9
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2025		As of March 31, 2025
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.7	1.0	56.7
Loans to SMEs and Individual Customers	36,527.1	22.1	36,504.9

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.2	1.2	57.0
Loans to SMEs and Individual Customers	35,086.0	126.9	34,959.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	47.5	(3.0)	50.5
Loans to SMEs and Individual Customers	1,441.0	(104.7)	1,545.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2025		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Asia	7,914.2	938.3	6,975.9
Hong Kong	933.6	36.2	897.3
Singapore	1,501.9	134.9	1,366.9
Thailand	1,186.0	157.0	1,029.0
Taiwan	1,120.2	413.9	706.3
India	1,010.5	83.3	927.1
South Korea	752.2	19.9	732.3
Indonesia	490.6	60.6	430.0
Philippines	286.3	19.4	266.8
China	151.3	9.8	141.4
Malaysia	103.1	14.3	88.8
Central and South America	4,393.9	(48.2)	4,442.1
Mexico	278.8	(75.1)	353.9
Brazile	219.8	19.6	200.1
North America	14,339.3	590.3	13,748.9
United States	12,907.5	794.7	12,112.8
Eastern Europe	63.3	(58.4)	121.7
Russia	20.3	(80.6)	100.9
Western Europe	4,602.6	45.2	4,557.3
United Kingdom	1,378.8	(1.4)	1,380.2
Netherlands	934.3	(129.6)	1,064.0
Germany	15.7	(64.7)	80.4
Ireland	528.1	(8.7)	536.9
Switzerland	79.2	(6.5)	85.8
France	252.5	120.5	132.0
Turkey	128.9	30.2	98.7
Italy	13.6	0.9	12.7
Other	4,406.7	34.5	4,372.1
Australia	2,308.0	148.1	2,159.9
Total	35,720.1	1,501.8	34,218.2
The above figures are based on obligor country of location. The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.
	As of September 30, 2025		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank Europe N.V.	1,763.3	1,188.7	574.6
Mizuho Bank (China) ,Ltd	932.1	(231.3)	1,163.4
PT. Bank Mizuho Indonesia	570.1	(39.9)	610.0

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2025		As of March 31, 2025
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	35.9	(22.3)	58.2
Hong Kong	0.9	(0.0)	1.0
Singapore	3.3	(10.3)	13.7
Thailand	0.5	(0.4)	1.0
Taiwan	15.3	(8.9)	24.2
India	—	—	—
South Korea	—	(0.0)	0.0
Indonesia	—	—	—
Philippines	0.0	(0.0)	0.0
China	0.1	(0.0)	0.1
Malaysia	—	—	—
Central and South America	10.4	(3.5)	13.9
Mexico	—	—	—
Brazile	—	—	—
North America	14.2	5.9	8.2
United States	14.2	5.9	8.2
Eastern Europe	8.4	(0.1)	8.5
Russia	8.4	(0.1)	8.5
Western Europe	29.6	(0.0)	29.7
United Kingdom	13.2	0.2	13.0
Netherlands	0.3	(0.6)	0.9
Germany	—	(3.2)	3.2
Ireland	—	—	—
Switzerland	1.1	0.0	1.0
France	—	—	—
Turkey	—	—	—
Italy	10.4	0.7	9.7
Other	6.0	4.3	1.7
Australia	6.0	4.3	1.6
Total	104.8	(15.7)	120.5

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2025		As of March 31, 2025
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank Europe N.V.	21.3	0.4	20.9
Mizuho Bank (China) ,Ltd	—	(0.1)	0.1
PT. Bank Mizuho Indonesia	6.4	(0.5)	6.9

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Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2025 to September 30, 2030)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	4,644.4
Profit before Income Taxes	2	5,172.7
Tax Adjustments (1)	3	931.2
Taxable Income before Current Deductible Temporary Differences (2)	4	6,103.9
Effective Statutory Tax Rate	5	30.62% / 31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,918.3

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2025.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2021	360.3
Fiscal 2022	157.7
Fiscal 2023	406.1
Fiscal 2024	796.7
First Half of Fiscal 2025 (estimate)	558.8

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2025 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2025	Change	As of March 31, 2025
Allowances for Loan Losses	7	224.2	(2.2)	226.4
Impairment of Securities	8	95.9	(10.6)	106.6
Securities Contributed to Employee Retirement Benefit Trust	9	87.0	(4.5)	91.5
Net Unrealized Losses on Other Securities	10	—	(50.2)	50.2
Depreciation and Impairment	11	57.7	(5.1)	62.9
Net Deferred Hedge Losses	12	278.5	57.5	220.9
Tax Losses Carried Forward	13	8.0	(4.4)	12.4
Other	14	188.0	(20.6)	208.6

Total Deferred Tax Assets	15	939.6	(39.9)	979.5

Valuation Allowance	16	(152.4)	29.8	(182.3)

Sub-Total [ 15 + 16 ]	17	787.1	(10.0)	797.2

Amount related to Retirement Benefits Accounting	18	(93.7)	24.6	(118.4)
Net Unrealized Gains on Other Securities	19	(423.2)	(92.6)	(330.5)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(81.7)	(10.0)	(71.6)

Total Deferred Tax Liabilities	22	(598.6)	(78.0)	(520.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	188.5	(88.1)	276.6

Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(423.2)	(125.2)	(298.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	278.5	57.5	220.9
Tax effects related to others	26	333.1	(20.6)	353.7

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2025 to September 30, 2030)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	200.5
Profit before Income Taxes	2	312.1
Tax Adjustments (1)	3	(20.5)
Taxable Income before Current Deductible Temporary Differences (2)	4	292.7
Effective Statutory Tax Rate	5	30.62%/31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	91.7

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2025.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2021	33.2
Fiscal 2022	30.0
Fiscal 2023	29.4
Fiscal 2024	71.6
First Half of Fiscal 2025 (estimate)	34.3

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2025 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2025	Change	As of March 31, 2025
Allowances for Loan Losses	7	1.7	(0.4)	2.1
Impairment of Securities	8	2.9	(0.6)	3.6
Securities Contributed to Employee Retirement Benefit Trust	9	11.4	(1.3)	12.7
Net Unrealized Losses on Other Securities	10	0	0	0
Depreciation and Impairment	11	3.8	(1.7)	5.5
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	4.6	(1.0)	5.6

Total Deferred Tax Assets	15	24.7	(5.1)	29.8

Valuation Allowance	16	(2.6)	0.5	(3.1)

Sub-Total [ 15 + 16 ]	17	22.1	(4.5)	26.6

Amount related to Retirement Benefits Accounting	18	(16.6)	6.4	(23.0)
Net Unrealized Gains on Other Securities	19	(30.0)	(7.1)	(22.8)
Net Deferred Hedge Gains	20	(4.2)	(1.3)	(2.9)
Other	21	(0.3)	0.1	(0.4)

Total Deferred Tax Liabilities	22	(51.3)	(1.9)	(49.3)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(29.2)	(6.5)	(22.7)

Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(30.0)	(7.1)	(22.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(4.2)	(1.3)	(2.9)
Tax effects related to others	26	5.1	1.9	3.1

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2025	Change	As of March 31, 2025
Deposits	122,353.9	(1,745.9)	124,099.8

Individual Deposits	48,971.8	(58.1)	49,030.0
Corporate Deposits	64,464.1	(344.0)	64,808.2
Financial/Government Institutions	8,917.8	(1,343.7)	10,261.5

Mizuho Bank

Deposits	120,600.3	(1,616.7)	122,217.0

Individual Deposits	48,277.9	(56.2)	48,334.1
Corporate Deposits	63,610.3	(281.5)	63,891.8
Financial/Government Institutions	8,712.0	(1,278.9)	9,991.0

Mizuho Trust & Banking

Deposits	1,753.5	(129.1)	1,882.7

Individual Deposits	693.9	(1.8)	695.8
Corporate Deposits	853.8	(62.5)	916.3
Financial/Government Institutions	205.7	(64.7)	270.5

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2025 (A)	As of March 31, 2025 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥64,154,219	¥69,747,184	¥(5,592,965)
Call Loans	259,519	249,360	10,159
Receivables under Resale Agreements	9,905,076	10,023,199	(118,123)
Guarantee Deposits Paid under Securities Borrowing Transactions	128,778	127,638	1,139
Monetary Claims Bought	564,771	493,032	71,738
Trading Assets	8,646,390	7,782,207	864,182
Money Held in Trust	505	505	0
Securities	38,571,446	34,405,103	4,166,342
Loans and Bills Discounted	91,720,807	91,615,228	105,578
Foreign Exchanges	2,154,470	2,042,083	112,387
Derivatives other than for Trading Assets	6,180,588	6,066,571	114,017
Other Assets	5,329,732	5,558,146	(228,413)
Tangible Fixed Assets	855,321	855,824	(502)
Intangible Fixed Assets	531,992	505,728	26,264
Prepaid Pension Cost	297,317	375,645	(78,327)
Deferred Tax Assets	188,528	276,640	(88,112)
Customers’ Liabilities for Acceptances and Guarantees	12,370,944	11,573,662	797,282
Allowances for Loan Losses	(458,473)	(719,269)	260,796
Allowance for Investment Losses	—	(2)	2

Total Assets	¥241,401,937	¥240,978,492	¥423,445

Liabilities
Deposits	¥154,828,114	¥153,047,861	¥1,780,253
Negotiable Certificates of Deposit	13,722,701	14,052,123	(329,422)
Call Money	2,323,253	2,169,376	153,876
Payables under Repurchase Agreements	14,646,838	19,411,662	(4,764,824)
Guarantee Deposits Received under Securities Lending Transactions	605,928	356,931	248,996
Commercial Paper	2,245,275	2,138,133	107,142
Trading Liabilities	5,522,776	5,646,893	(124,116)
Borrowed Money	14,269,622	12,955,564	1,314,058
Foreign Exchanges	1,533,921	1,061,680	472,240
Bonds and Notes	693,778	407,973	285,805
Derivatives other than for Trading Liabilities	7,332,522	7,147,566	184,955
Other Liabilities	4,261,301	4,115,826	145,475
Reserve for Bonus Payments	38,341	54,510	(16,169)
Reserve for Variable Compensation	375	587	(212)
Reserve for Possible Losses on Sales of Loans	40	1,266	(1,225)
Reserve for Contingencies	10,299	8,616	1,683
Reserve for Reimbursement of Deposits	5,851	6,814	(962)
Reserve for Reimbursement of Debentures	16,039	19,965	(3,925)
Deferred Tax Liabilities for Revaluation Reserve for Land	45,281	47,059	(1,777)
Acceptances and Guarantees	12,370,944	11,573,662	797,282

Total Liabilities	234,473,209	234,224,077	249,131

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,705,543	2,715,665	(10,121)
Appropriated Reserve	724,535	624,534	100,000
Other Retained Earnings	1,981,008	2,091,130	(110,122)
Retained Earnings Brought Forward	1,981,008	2,091,130	(110,122)

Total Shareholders’ Equity	6,369,001	6,379,123	(10,121)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,067,229	752,993	314,236
Net Deferred Hedge Gains (Losses), net of Taxes	(602,326)	(476,383)	(125,942)
Revaluation Reserve for Land, net of Taxes	94,823	98,682	(3,859)

Total Valuation and Translation Adjustments	559,726	375,291	184,434

Total Net Assets	6,928,728	6,754,415	174,313

Total Liabilities and Net Assets	¥241,401,937	¥240,978,492	¥423,445

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2025 (A)	For the six months ended September 30, 2024 (B)	Change (A) - (B)
Ordinary Income	¥3,109,884	¥3,273,841	¥(163,956)
Interest Income	2,370,481	2,490,924	(120,442)
Interest on Loans and Bills Discounted	1,233,123	1,276,139	(43,016)
Interest and Dividends on Securities	424,095	406,426	17,668
Fee and Commission Income	341,193	312,172	29,021
Trading Income	106,354	180,267	(73,912)
Other Operating Income	93,085	129,072	(35,986)
Other Ordinary Income	198,768	161,405	37,363

Ordinary Expenses	2,509,045	2,756,364	(247,319)
Interest Expenses	1,729,101	1,998,387	(269,285)
Interest on Deposits	771,573	840,978	(69,405)
Fee and Commission Expenses	143,601	129,533	14,067
Trading Expenses	1,397	31	1,366
Other Operating Expenses	114,974	110,539	4,434
General and Administrative Expenses	461,898	429,260	32,637
Other Ordinary Expenses	58,071	88,612	(30,540)

Ordinary Profits	600,839	517,476	83,362

Extraordinary Gains	42,551	45,924	(3,372)

Extraordinary Losses	4,459	4,015	443

Profit before Income Taxes	638,931	559,384	79,546
Income Taxes:
Current	151,239	184,336	(33,096)
Deferred	1,668	(25,648)	27,316

Profit	¥486,023	¥400,696	¥85,326

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